FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of February, 2003

VANCAN CAPITAL CORP.

(formerly, CEDAR CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

VANCAN CAPITAL CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 689-1749

Fax: (604) 643-1789

February 5, 2003

TSX-V Symbol: VCC

OTC BB Symbol: VCCAF

NEWS RELEASE

Vancan Capital Corp. has granted Incentive Stock Options to purchase an aggregate 306,000 shares at $0.28 per share for a two year period, subject to acceptance for filing by the TSX Venture Exchange.

On behalf of the Board of Directors of

Vancan Capital Corp.

“STUART ROGERS”

Stuart Rogers

President

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange.

VANCAN CAPITAL CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 689-1749

Fax: (604) 643-1789

February 12, 2003

TSX-V Symbol: VCC

OTC BB Symbol: VCCAF

NEWS RELEASE

Vancan Capital Corp. (the “Company”) has scheduled an Extraordinary General Meeting for March 20, 2003 at which shareholders will be asked to consider special resolutions to split the Company’s issued and outstanding share capital and to change the Company’s name, to be implemented at the discretion of the board of Directors.

If the share split resolution is approved, each shareholder will receive two post-split shares for every one pre-split share.  Vancan is proposing this split in order to provide investors with a greater opportunity to become shareholders of the Company.

The Company currently has unlimited authorized capital, with 3,060,625 common shares issued and outstanding.  Post-split, the Company would have 6,121,250 common shares issued and outstanding.  The authorized capital would not change.

The share consolidation is subject to shareholder approval and acceptance for filing by the TSX Venture Exchange.

On behalf of the Board of Directors of

Vancan Capital Corp.

“STUART ROGERS”

Stuart Rogers

President

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCAN CAPITAL CORP.

Date   February 25, 2003

By:     “STUART ROGERS”

Stuart Rogers

Director